SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 1)(1)

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    37935Y107
                                 (CUSIP Number)

                                    Copy to:

Eli Oxenhorn                              Michael R. Reiner, Esq.
56 The Intervale                          Morrison Cohen Singer & Weinstein, LLP
Roslyn Estates, New York  11576           750 Lexington Avenue
Telephone (516) 625-7005                  New York, New York 10022
                                          Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  April 1, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37935Y107                    13D
________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  Eli Oxenhorn

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

                                       PF

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization
                                                                   United States


________________________________________________________________________________
               7    Sole Voting Power

  Number of         442,826 shares                                          3.0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    56,668 shares                                           0.4%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         442,826 shares                                          3.0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    56,668 shares                                           0.4%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 499,494 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                                            3.4%

________________________________________________________________________________
14   Type of Reporting Person*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37935Y107                    13D
________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  Seth Oxenhorn

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

                                       PF

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization
                                                                   United States


________________________________________________________________________________
               7    Sole Voting Power

  Number of         28,668 shares                                          0.2%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                 0%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         28,668 shares                                          0.2%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                 0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                  28,668 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                                            0.2%

________________________________________________________________________________
14   Type of Reporting Person*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37935Y107                    13D
________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  Abby Oxenhorn

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

                                       PF

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization
                                                                   United States


________________________________________________________________________________
               7    Sole Voting Power

  Number of         28,000 shares                                          0.2%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                 0%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         28,000 shares                                          0.2%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                 0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                  28,000 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

                                                                            0.2%

________________________________________________________________________________
14   Type of Reporting Person*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This  statement,  dated April 1, 1999,  constitutes  Amendment No. 1 to the
Schedule 13D, dated November 1, 1998, regarding the reporting persons' ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13-d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the reporting persons. It shall refer only its information which has materially changed since the filing of the Schedule.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 14,429,081 shares of Common Stock outstanding as reported by the Issuer in its Form 10-KSB for the year ended December 31, 1998), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of April 1, 1999:

                                  Shares of                Percentage of Shares
                                Common Stock                  of Common Stock
Name                         Beneficially Owned             Beneficially Owned
----                         ------------------             ------------------
Eli Oxenhorn                     499,494(2)                        3.4%
Seth Oxenhorn                     28,668(3)                        0.2%
Abby Oxenhorn                     28,000(4)                        0.2%

     (b) By virtue of being the father of Seth Oxenhorn and Abby Oxenhorn, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 56,334 shares of Common Stock and 334 shares of Common Stock issuable upon the exercise of the Conversion Warrants, representing approximately 0.4% of the outstanding Common Stock. Eli Oxenhorn has sole power to vote and to dispose of 334,492 shares of Common Stock, 33,334 shares of Common Stock issuable upon the exercise of the Option, 25,000 shares of Common Stock issuable upon the exercise of the 1997 Option, and 50,000 shares of Common Stock issuable upon the exercise of the 1998 Option, representing approximately 3.0% of the outstanding Common Stock.

--------
     (2) Includes 499,494 shares of Common Stock (including 33,334 shares of Common Stock issuable upon the exercise of the Option, 25,000 shares of Common Stock issuable upon the exercise of the 1997 Option and 50,000 shares of Common Stock issuable upon the exercise of the 1998 Option). Eli Oxenhorn disclaims beneficial ownership of the 28,334 shares of Common Stock beneficially owned by Seth Oxenhorn and 334 shares of Common Stock issuable upon the exercise of the Conversion Warrants owned by Seth Oxenhorn, and disclaims beneficial ownership of the 28,000 shares of Common Stock beneficially owned by Abby Oxenhorn.

     (3) Includes 28,334 shares of Common Stock and 334 shares of Common Stock issuable upon the exercise of the Conversion Warrants.

     (4) Consists of 28,000 shares of Common Stock.

     Seth Oxenhorn has sole power to vote and to dispose of 28,334 shares of Common Stock and 334 shares of Common Stock issuable upon the exercise of the Conversion Warrants, representing approximately 0.2% of the outstanding Common Stock.

     Abby Oxenhorn has sole power to vote and to dispose of 28,000 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock.

     (c) There were no transactions in the securities of the Issuer by the reporting persons identified in Item 2 of this Schedule 13D effected from January 30, 1999 through April 1, 1999, inclusive:

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Effective April 1, 1999, the reporting persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: September 16, 1999

                                                /s/ Eli Oxenhorn
                                                --------------------------------
                                                Eli Oxenhorn


                                                /s/ Seth Oxenhorn
                                                --------------------------------
                                                Seth Oxenhorn


                                                /s/ Abby Oxenhorn
                                                --------------------------------
                                                Abby Oxenhorn



ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).